Mail Stop 4561

October 16, 2006

Mr. Ben W. Perks
Chief Financial Officer
Navigant Consulting, Inc.
615 North Wabash Avenue
Chicago, IL  60611

>          **Re:    Navigant Consulting, Inc.**
>                 **Form 10-K for the year ended December 31, 2005**
>                 **Filed March 16, 2006**
>                 **File No. 001-12173**

Dear Mr. Perks

        We have reviewed your filing and have the following comments.  We have
limited our review to only your financial statements and related disclosures and will
make no further review of your documents.  In our comments, we ask you to provide us
with information so we may better understand your disclosure.  Please be as detailed as
necessary in your explanation.  After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 3. Acquisitions, pages F-11 – F-13

1.  We note your inclusion of pro forma information for the CBW and Tucker
    acquisitions.  Please tell us how you reached the conclusion that the Tiber,
    Hutchinson, and LAC acquisitions completed in 2005 were insignificant in the
    aggregate.  Reference is made to paragraph 54 of SFAS 141.

Form 10-Q for the period ended June 30, 2006

Note 2. Acquisition, page 7

2.  We note your acquisition of Precept Programme Management Limited on March
    23, 2006 for $54.6 million.  Please tell us what consideration you gave to

>providing summarized financial data and supplemental pro forma financial information for the acquired business.  Reference is made to paragraph 58b of SFAS 141.

Exhibit 31.1 and 31.2, Certifications, pages 29 and 30

3. Please confirm to us that you will revise your certifications in all future filings as follows:

   a. Exclude the title of the certifying individual from the opening sentence;
   b. replace the reference to "the Company" with the full name of the registrant in paragraph 1;
   c. replace all references to "the Company" with "the registrant" in paragraphs 3, 4, 4a-d, 5, and 5a-b; and
   d. revise the language in paragraphs 4d and 5 to exactly match the corresponding language in Item 601(b)(31)(i) of Regulation S-K.

Form 8-K filed September 18, 2006

4. With respect to your legal dispute with the City of Vernon, California, we note the interim awards of $13.4 million and treble damages of $23.0 million issued by an arbitrator on September 15, 2006.  Despite the fact that you intend to appeal this ruling, please tell us whether you have recognized a liability relating to this ruling as of September 30, 2006.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file your response on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief